July 29, 2015

Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Boxlight Corporation (formerly known as Logical Choice Corporation) Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 6, 2015 CIK No. 0001624512

Dear Ms. Ravitz:

This letter responds to the oral comments by the staff of the United States Securities and Exchange Commission (the “Staff”), to Tahra Wright at Loeb & Loeb LLP, our law firm, regarding Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”), submitted by the Company on July 6, 2015.

This letter sets forth each comment of the Staff. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made. The Company has submitted via EDGAR this letter and Amendment No.2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”).

Graphics

1. The graphics contain too much text that can be viewed as marketing material. Either revise the text to balance it out or delete it.

RESPONSE: We have edited each graphic as necessary to solely include text with factual information relating to the graphic, and removed any text which could be construed as marketing language.

Articles of Incorporation

2. Please confirm that the Company is deleting the attorney fees provision and when the amended articles will be filed.

RESPONSE: The Company has deleted the provision in the articles relating to stockholder payment of attorney’s fees, and deleted references to it in the Risk Factors and Description of Capital Stock. The Third Amended and Restated Articles of Incorporation were filed on July 28, 2015 to reflect this change.

3. Please confirm that the Company will file full and complete versions of all material exhibits.

RESPONSE: The Company will file full and completed versions of all material exhibits and intends to file an “Exhibits Only” amendment to the Amended Registration Statement prior to requesting acceleration of effectiveness.

Reverse Stock Split

4. When is the Reverse Stock Split going to be effective and will the auditor provide a dual-dated opinion with a footnote as to the effectiveness of the Reverse Stock Split?

RESPONSE: The reverse split is going to be consummated after the effective date of the Amended Registration Statement and prior to the date of the final prospectus and consummation of the Offering. Given this timing, it is our understanding that a dual-dated opinion is not required.

Valuation Analysis

5. Given fluctuation in valuation please provide investors with insight on the range of valuations. Explain how purchase price allocation could differ assuming other reasonable valuations. Please see Division of Corporation Finance Financial Reporting Manual Topic 3240.5.

RESPONSE: We have included on page 35 a table that reflects the impact to the purchase price allocation based on a range of the Company’s valuations from $80 million to $200 million.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (404) 891-1122. In addition, please contact Mitchell S. Nussbaum of Loeb & Loeb LLP at (212) 407-4159 if you have any questions or require additional information.

Sincerely,

BOXLIGHT CORPORATION

By:	/s/ Mark Elliott
Name:	Mark Elliott
Title:	Chief Executive Officer